1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 8, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR
SUPPLEMENTAL NOTICE OF 2014 AGM

PROPOSED ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Reference is made to the announcement of Aluminum Corporation of China Limited* (the "Company") dated 2 April 2015 in relation to the resignation of Mr. Wu Zhenfang as an independent non-executive director of the Company. Due to his resignation, the number of independent non-executive directors and the number of members of the audit committee of the Company fell below the minimum number required under Rule 3.10(1) and Rule 3.21 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

Pursuant to the Articles of Association of the Company, shareholders individually or jointly holding a total of 3% or more of the shares of the Company are entitled to submit interim proposals to the Company in respect of holding a general meeting. On 8 June 2015, Aluminum Corporation of China, the shareholder of the Company (directly holding 36.47% of the shares of the Company as at 31 May 2015), submitted an interim proposal, proposing to elect Mr. Hu Shihai ("Mr. Hu") as an independent non-executive director of the fifth session of the board of directors of the Company. Pursuant to the relevant requirements of related laws, regulations and the Articles of Association, the aforesaid interim proposal will be proposed at the 2014 annual general meeting of the Company (the "AGM") to be held on 25 June 2015 for consideration. The appointment of Mr. Hu is subject to the shareholders' approval at the AGM. The biographical details of Mr. Hu are as follows:

Mr. Hu Shihai, aged 60. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant (), deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant (), manager of the production department and assistant to the general manager of Huaneng Power International, Inc. () and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group ().

To the knowledge of the board of directors, save as disclosed above, Mr. Hu did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. He does not have any relationship with any director or senior management of the Company, nor does he hold any position in the Company or any of its subsidiaries. As at the date of this supplemental notice, Mr. Hu does not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, the Board is not aware of any matter in respect of the proposed election of Mr. Hu that is required to be disclosed pursuant to the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor are there any matters that need to be brought to the attention of the shareholders. The term of office of Mr. Hu will commence from the conclusion of the AGM and expire on the election of the sixth session of the board of directors of the Company. The Company will enter into a service contract with Mr. Hu after his election as an independent non-executive director of the fifth session of the board of directors is approved at the AGM, and determine his remuneration according to the relevant remuneration policy of the Company.

Mr. Hu confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Company has assessed his independence and considered that he meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is an independent individual in accordance with the terms of the guidelines. In addition, the Company is of the view that, with his rich experience and knowledge, Mr. Hu will devote himself in improving the corporate governance of the Company.

SUPPLEMENTAL NOTICE OF 2014 AGM

Please refer to the notice of 2014 AGM dated 11 May 2015 (the "Notice"), the circular dated 11 May 2015 (the "Circular") and the supplemental circular dated 2 June 2015 (the "Supplemental Circular") of the Company, among which, set out the time and venue of the 2014 AGM of the Company and details of the resolutions to be considered and approved by the shareholders of the Company at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the 2014 AGM will be held as originally scheduled at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Thursday, 25 June 2015, for the purpose of considering and, if thought fit, approving the following resolution submitted by Aluminum Corporation of China, the controlling shareholder of the Company, to the board of directors of the Company in addition to the resolutions set out in the Notice:

ORDINARY RESOLUTION (CUMULATIVE VOTING)

17.	To consider and approve the resolution in relation to the by-election of an independent non-executive director of the fifth session of the board of directors of the Company:

	17.1	To consider and approve the resolution in relation to the election of Mr. Hu Shihai as an independent non-executive director of the fifth session of the board of directors of the Company

Saved as the above matter, there is no change in other matters set out in the Notice.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 June 2015

Notes:

(a)	Details of the above resolution are set out in this supplemental notice.

(b)	A revised form of proxy in respect of the above resolution is enclosed with this supplemental notice (the "Revised Form of Proxy").

Shareholders who intend to appoint a proxy to attend the AGM and vote on the resolutions set out in this supplemental notice shall complete and return the enclosed Revised Form of Proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the Revised Form of Proxy will not preclude you from attending the AGM or any adjournment thereof and voting in person if you so wish.

A shareholder who has not yet completed and returned the form of proxy as enclosed to the Notice of AGM of the Company dated 11 May 2015 (the "Old Form of Proxy") is required to complete and return the Revised Form of Proxy if you wish to appoint a proxy to attend the AGM. In this case, the Old Form of Proxy should not be returned.

A shareholder who has already completed and returned the Old Form of Proxy properly should note that:

(i)

if the Revised Form of Proxy is not completed and returned properly or if the Revised Form of Proxy is returned later than 24 hours before the time fixed for holding the AGM, the Old Form of Proxy will be treated as a valid form of proxy returned by you if it is correctly completed and returned. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain from voting on the additional resolution duly put to the AGM as indicated in this supplemental notice; and

(ii)

if the Revised Form of Proxy is completed and returned not less than 24 hours before the time fixed for holding the AGM, the Revised Form of Proxy will revoke and supersede the Old Form of Proxy previously returned by you. The Revised Form of Proxy will be treated as a valid form of proxy returned by you if it is correctly completed.

(c)

All voting at the AGM will be conducted by poll. The regular voting method shall be adopted for the voting of Resolution No. 1 to Resolution No. 16. The cumulative voting method shall be adopted for the voting of Resolution No. 17. Cumulative voting method refers to the voting for directors or supervisors where each share is entitled to the same number of votes which equals to the total number of directors or supervisors to be elected, and shareholders may consolidate their voting rights when casting a vote. Cumulative voting method includes regular voting method where shareholders may cast their votes with partial or all voting rights.

(d)

For details of other resolutions to be considered at the AGM, eligibility for attending the AGM, registration procedures of attending the AGM, the closure of register of members and other matters related to the AGM, please refer to the notice of 2014 AGM of the Company dated 11 May 2015.

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary